Mail Stop 4561

February 28, 2007

Mr. Earnest Mathis
President
Birch Branch, Inc.
2560 W. Main Street, Suite 200
Littleton, CO 80120

      Re: Birch Branch, Inc.
                Form 10-KSB for Fiscal Year Ended June 30, 2006
                Filed September 1, 2006
                Forms 10-QSB for Fiscal Quarters Ended September 30, 2006 and
                December 31, 2006
                Filed November 14, 2006 and February 14, 2007
                File No. 0-50936

Dear Mr. Mathis:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Earnest Mathis
Birch Branch, Inc.
February 28, 2007
Page 2

Form 10-KSB for fiscal year ended June 30, 2006

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosures

1.   Please revise to include the disclosures required by Item 304(b) of Regulation S-
        B.

Item 8A. Controls and Procedures

2.   Please revise to include the disclosures required by Items 307 and 308(c) of
        Regulation S-B.

Exhibits

Exhibits 31.1 and 31.2

3.   We note that you refer to the "Annual Report" in paragraphs 2, 3 and 4 of your
        certifications. Please revise to refer to the "report," rather than the "annual
        report," consistent with the language set forth in Item 601(b)(31) of Regulation S-
        B.

4.   Please revise to replace "valuation" with "evaluation" at the end of paragraph
        4(c), consistent with the language set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the fiscal quarter ended September 30, 2006

Part I, Item 3. Controls and Procedures

5.   Please revise to include the information required by Items 307 and 308(c) of
        Regulation S-B.

Exhibits

Exhibits 31.1 and 31.2

6.   Please revise the certifications filed as exhibits 31.1 and 31.2 to conform exactly
        to the presentation set forth in Item 601(b)(31) of Regulation S-B, if such
        statements continue to be true considering the revised wording and evaluation
        date as of the period end, rather than as of a date within 90 days of the filing.
        Please make conforming revisions to Exhibit 31.1 to the Form 10-QSB for the
        quarter ended December 31, 2006.

Form 10-QSB for the fiscal quarter ended December 31, 2006

Note 5 – Related Party Transactions, page F-8

7.   Please tell us how you arrived at the loss of $52,016 on the sale of Birch Branch's assets to the then President. In addition, please tell us how you considered the fact that this transaction took place between related parties in determining the appropriate accounting treatment. Finally, tell us how the amounts discussed in this note relate to the $96,485 non-cash activity for the exchange of real estate for note payable and other liabilities per the statement of cash flows. Please cite relevant accounting literature in your response.

Item 3 – Controls and Procedures, page 12

8.   Please revise to disclose a conclusion of your officers as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, rather than within 90 days prior to the filing of the report. Refer to Item 307 of Regulation S-B.

9.   We note your disclosures regarding the limitations on the effectiveness of disclosure controls and internal controls over financial reporting. Please revise to disclose, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits

Exhibit 31.1

10.   Please tell us whether Earnest Mathis, President, is both your principal executive officer and principal financial officer. If not, please revise to include certifications from both your principal executive and principal financial officers. Refer to Exchange Act Rules 13a-14(a) and 15d-14(a). In this respect, we note your disclosure in your Form 8-K filed December 8, 2006 that Mr. Robert Lazzeri was appointed your Chief Financial Officer and Secretary.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief